CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

March 7, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051

Dear Mr. Reynolds:

In response to your letter of comments dated March 1, 2005, please be advised as follows:

Registration Statement Cover Page

1. Michael J. Morrison has no role in the offering, does not represent Middle Kingdom, and is not a promoter of Middle Kingdom. Mr. Morrison was hired only to prepare articles of incorporation for filing with the Nevada Secretary of State.

Summary of the Offering

2. Your are correct in your assumption. The duration of the maximum or minimum offering is the same 180 days plus optional 90 days.

3. The periods have been revised.

Management

4. The complete extent of Mr. Kinloch's business experience during the past 5 years has been disclosed.

Securities and Exchange Commission
RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051
March 7, 2005

5. The current status of Maverick Minerals has been disclosed. The information was taken from Maverick Minerals' Form 10-QSB for the quarter ending September 30, 2004. The disclosure reflects Maverick Minerals' status as of the date of this letter.

Financial Statements

6. The audit report for the period ending August 31, 2004 was removed as a result of clerical error and has been reincluded.

7. A current consent of the independent auditor has been provided.

8. A review report "awareness letter" has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak